Deborah Bielicke Eades, Esq.
October 2, 2020
Page 2

Portfolio Turnover (page 2)

   2. The portfolio turnover rate provided shows the rate for fiscal year ended September 30,
      2019. Please update with the rate for most recently completed fiscal year. See Item 3,
      Instr. 5 of Form N-1A.

Principal Investment Strategies (page 3)

   3. The first sentence of the second paragraph indicates that the Adviser
allocates the Fund   s
      assets by utilizing    proprietary quantitatively based models.    Please
include
      corresponding risk disclosure regarding the use of models.

   4. The sixth paragraph states that the Fund may invest in Underlying Funds that utilize derivatives. Please discuss the types of derivatives in which such Underlying Funds might invest and tailor the disclosure with respect to risks related to the use of derivatives accordingly. See Letter from Barry Miller, Associate Director, Division of Investment
      Management, to Karrie McMillan, General Counsel, Investment Company Institute, July
      30, 2010.

Principal Risks (page 4)

   5. Consider whether the order in which risks are presented is appropriate for the Fund. For example, the staff notes that the Fund will allocate most of its assets to fixed income
      ETFs. However, the risk disclosure lists Equity Risk and Dividend-Paying Securities
      Risk before the risks associated with fixed income securities.

   6. Interest Rate Risk (page 5). Consider whether any additional disclosure is warranted here or in another appropriate location in the registration statement, in light of the current low
      interest rate environment and the Federal Reserve   s expectation not to
increase rates in
      the immediate future.

   7. RIC Qualification Risk (page 7). This risk notes that    the Fund   s
investments in certain
      ETFs that invest in or hold physical commodities could cause the Fund to fail the income
      source component of the RIC [federal tax] requirements.    The principal
investment
      strategy and risk disclosure contains no mention of investing in Underlying Funds that may hold physical commodities. If the Fund plans to do so, please revise the disclosure accordingly. If the Fund does not plan to invest in such Underlying Funds, consider whether RIC Qualification Risk is a principal risk.

Performance History

   8. The disclosure under the bar chart on page 7 indicates that performance presented prior to
      May 26, 2016 is the historic performance of a    bank-sponsored
collective investment
      fund . . . of which the Predecessor Fund is the successor.    Please
state the name of this
      bank-sponsored collective investment fund.
 Deborah Bielicke Eades, Esq.
October 2, 2020
Page 3


E-Valuator Moderate (50%-70%) RMS Fund

   9. The second paragraph under Principal Investment Strategies on page 28
states that   in
      periods when interest rates are relatively high the Fund may adjust the allocation to fixed income to compensate for that environment . . . in periods where interest rates are relatively low, the Fund may need to adjust the allocation to fixed income in an inverse
      manner to compensate for that environment.   Please be more specific. If
the Fund will
      decrease its allocation to fixed income when interest rates are relatively high and increase its allocation when interest rates are low, please state so rather than
saying   adjust the
      allocation   to   compensate for that environment.

                               Statement of Additional Information

Portfolio Turnover

   10. Please update the portfolio turnover rates to include rates for 2020 and explain any significant variation in a Fund s portfolio turnover rates over the two most recently completed fiscal years. See Item 16(e) of Form N-1A.

Financial Information

   11. The staff notes that the financial statements of the Predecessor Funds that the Funds are adopting and incorporating by reference are for the fiscal year ended September 30, 2019.
       Please provide or incorporate by reference to the audited financial statements for the fiscal year ended September 30, 2020. If such financial statements are not available, then please provide interim financial statements dated within the past 245 days or incorporate such information by reference. See Item 3-18 of Regulation S-X.

   12. For any filings that are incorporated by reference, please provide a hyperlink to the filing in accordance with the FAST Act Modernization and Simplification of Regulation S-K.
       See Rule 411 under the Securities Act of 1933 and Rule 0-4 under the 1940 Act.


                                         *      *       *

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.
 Deborah Bielicke Eades, Esq.
October 2, 2020
Page 4


          Should you have any questions regarding this letter prior to filing an amended registration statement, please contact me at (202) 551-4716.

                                                    Sincerely,

                                                    /s/ Christopher R.
Bellacicco

                                                    Christopher R. Bellacicco
                                                    Attorney-Adviser

cc:    Vincent J. DiStefano, Branch Chief
       Christian T. Sandoe, Assistant Director